Exhibit 99.1

Cheetah Mobile Announces First Half 2022

Unaudited Consolidated Financial Results

BEIJING, December 27, 2022 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the first half of 2022 ended June 30, 2022.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Cheetah Mobile’s total revenue in the first half of 2022 was RMB357.0 million (USD53.3 million). Although our business was negatively impacted by headwinds such as Covid-19 resurgence in the first half of 2022, we have not slowed down executing our strategies. Our membership business as well as shopping-mall coupon-selling robots business continued to grow in this challenging environment. We believe that we have seen the bottom in the first half and are seeing positive signs of improvement in our business in the coming quarters. We will remain focusing on our strategy; at the same time, we are always ready for changing market environment and adapt our core business to new conditions.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In the first half of 2022, we continued to strategically reduce costs and trim business structure to help mitigate the impacts of a difficult business environment. We managed to maintain solid cash position of RMB1,890.6 million as of June 30, 2022. This gives us ample liquidity to support our growth strategy and provides a strong cushion for the evolving industry landscape.

First Half 2022 Consolidated Financial Results

REVENUES

Total revenues were RMB357.0 million (US$53.3 million) in the first half of 2022, representing a decrease of 13.0% year over year.

Revenues from the Company’s internet business decreased by 22.6% year over year to RMB275.4 million (US$41.1 million) in the first half of 2022. The year-over-year decrease was mainly due to headwinds created by macro environment and the COVID-19 resurgence.

Revenues from the AI and others were RMB81.6 million (US$12.2 million) in the first half of 2022, representing a 50.0% year-over-year increase. The year-over-year increase was primarily attributable to the growth of our shopping-mall coupon-selling robots business as well as our global cloud service business.

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COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 12.1% year over year to RMB123.2 million (US$18.4 million) in the first half of 2022. The year-over-year increase was primarily attributable to the growth of our shopping-mall coupon-selling robots business and global cloud service business. Non-GAAP cost of revenues increased by 12.4% year over year to RMB122.8 million (US$18.3 million) in the first half of 2022.

Gross profit decreased by 22.1% year over year to RMB233.8 million (US$34.9 million) in the first half of 2022. Non-GAAP gross profit decreased by 22.2% year over year to RMB234.2 million (US$35.0 million) in the first half of 2022.

Gross margin was 65.5% in the first half of 2022, compared to 73.2% in the first half of 2021. Non-GAAP gross margin was 65.6% in the first half of 2022, compared to 73.4% in the first half of 2021.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 13.4% year over year to RMB359.9 million (US$53.7 million) in the first half of 2022. Total non-GAAP operating expenses decreased by 14.2% year over year to RMB356.4 million (US$53.2 million) in the first half of 2022. The year-over-year decrease was primarily due to our continuous effort to optimize cost structure and improve operating efficiency.

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Research and development expenses decreased by 21.2% year over year to RMB95.0 million (US$14.2 million) in the first half of 2022. Non-GAAP research and development expenses decreased by 19.5% year over year to RMB94.7 million (US$14.1 million) in the first half of 2022.

•

Selling and marketing expenses decreased by 15.5% year over year to RMB170.3 million (US$25.4 million) in the first half of 2022. Non-GAAP selling and marketing expenses decreased by 15.8% year over year RMB169.3 million (US$25.3 million) in the first half of 2022.

•

General and administrative expenses increased by 2.1% year over year to RMB99.2 million (US$14.8 million) in the first half of 2022. Non-GAAP general and administrative expenses decreased by 3.3% year over year to RMB97.0 million (US$14.5 million) in the first half of 2022.

Operating loss was RMB126.1 million (US$18.8 million) in the first half of 2022, compared to RMB115.3 million in the same period of the last year. Non-GAAP operating loss was RMB122.2 million (US$18.2 million) in the first half of 2022, compared to RMB114.6 million in the same period of the last year.

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•	Operating loss for the internet business was RMB18.1 million in the first half of 2022, compared to an operating profit of RMB7.5 million in the same period last year.

•	Operating loss for AI and others was RMB104.1 million in the first half of 2022, compare with an operating loss of RMB122.1 million in the same period last year.

Share-based compensation expenses were RMB3.9 million (US$0.6 million) in the first half of 2022, compared to RMB0.8 million in the same period of the last year.

OTHER INCOME, NET

Other income, net was RMB66.8 million (US$10.0 million) in the first half of 2022, which was primarily from the disposal gain and fair value change of some investments.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB72.6 million (US$10.8 million) in the first half of 2022, compared to a net income attributable to Cheetah Mobile shareholders of RMB77.4 million in the same period of the last year.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB68.6 million (US$10.2 million) in the first half of 2022, compared to a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB78.1 million in the same period of the last year.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB2.59 (US$0.39) in the first half of 2022, compared to diluted income per ADS of RMB2.69 in the same period of the last year. Non-GAAP diluted loss per ADS was RMB2.45(US$0.37) in first half of 2022, compared to Non-GAAP diluted income per ADS of RMB2.72 in the same period of the last year.

BALANCE SHEET

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,890.6 million (US$282.3 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2022, the Company had a total of 1,420,620,585 Class A and Class B ordinary shares issued and outstanding. On August 23, 2022, the Company announced that it changed the ratio of its American Depositary Share (“ADS”) to Class A ordinary share (“Share”) from one (1) ADS representing ten (10) Shares to one (1) ADS representing fifty (50) Shares, effective September 2, 2022. Accordingly, the Company has retrospectively revised the comparative data from the previous periods to conform to the requisite presentation for the current period.

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Business Outlook

For the second half of 2022, the Company expects its total revenues to be between RMB480 million (US$71.7 million) and RMB530 million (US$79.1 million). This amount reflects the Company’s current and preliminary expectations.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

•	Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses

•

Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses

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The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,583,926	1,644,723	245,551
Restricted cash	781	815	122
Short-term investments	262,813	245,088	36,591
Accounts receivable	170,305	209,564	31,287
Prepayments and other current assets	479,329	680,930	101,660
Due from related parties	101,333	104,824	15,650

Total current assets	2,598,487	2,885,944	430,861

Non-current assets:
Property and equipment, net	101,794	78,836	11,770
Right-of-use assets, net	45,181	37,783	5,641
Intangible assets, net	10,052	7,857	1,173
Investment in equity investees	236,552	272,292	40,652
Other long term investments	1,757,845	1,819,149	271,592
Due from related parties	111,335	114,739	17,130
Deferred tax assets	14,384	15,779	2,356
Other non-current assets	102,688	86,262	12,877

Total non-current assets	2,379,831	2,432,697	363,191

Total assets	4,978,318	5,318,641	794,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	134,879	117,811	17,589
Accrued expenses and other current liabilities	1,137,348	1,423,034	212,453
Due to related parties	37,760	33,455	4,995
Income tax payable	43,907	40,110	5,988

Total current liabilities	1,353,894	1,614,410	241,025

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	USD
Non-current liabilities:
Deferred tax liabilities	58,564	61,787	9,225
Other non-current liabilities	205,717	207,463	30,973

Total non-current liabilities	264,281	269,250	40,198

Total liabilities	1,618,175	1,883,660	281,223

Shareholders’ equity:
Ordinary shares	235	235	35
Additional paid-in capital	2,685,544	2,685,806	400,980
Retained earnings	505,085	432,372	64,551
Accumulated other comprehensive income	88,262	243,260	36,318

Total Cheetah Mobile shareholders’ equity	3,279,126	3,361,673	501,884
Noncontrolling interests	81,017	73,308	10,945

Total equity	3,360,143	3,434,981	512,829

Total liabilities and equity	4,978,318	5,318,641	794,052

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Six Months Ended
	June 30, 2021	June 30, 2022
	RMB	RMB	USD
Revenues	410,146	357,023	53,302
Internet business	355,758	275,468	41,126
AI and others	54,388	81,555	12,176
Cost of revenues (a)	(109,913)	(123,221)	(18,396)

Gross profit	300,233	233,802	34,906
Operating income and expenses:
Research and development (a)	(120,535)	(95,037)	(14,189)
Selling and marketing (a)	(201,561)	(170,339)	(25,431)
General and administrative (a)	(97,128)	(99,188)	(14,808)
Other operating income	3,646	4,682	699

Total operating income and expenses	(415,578)	(359,882)	(53,729)
Operating loss	(115,345)	(126,080)	(18,823)
Other income/(expenses):
Interest income, net	8,430	14,163	2,114
Foreign exchange gain/(loss)	9,774	(55,039)	(8,217)
Gain from equity method investments, net	63,646	24,329	3,632
Other income, net	120,448	66,829	9,977

Income (loss) before taxes	86,953	(75,798)	(11,317)
Income tax expenses	(8,108)	(1,129)	(169)

Net income/ (loss)	78,845	(76,927)	(11,486)
Less: net income/ (loss) attributable to noncontrolling interests	1,481	(4,355)	(650)

Net income/(loss) attributable to Cheetah Mobile shareholders	77,364	(72,572)	(10,836)

Earnings/(losses) per share
Basic	0.0542	(0.0504)	(0.0075)
Diluted	0.0538	(0.0517)	(0.0077)
Earnings/(losses) per ADS
Basic	2.7075	(2.5207)	(0.3763)
Diluted	2.6891	(2.5865)	(0.3862)
Weighted average number of shares outstanding
Basic	1,428,699,697	1,439,543,148	1,439,543,148
Diluted	1,428,699,697	1,439,543,148	1,439,543,148
Weighted average number of ADSs outstanding
Basic	28,573,994	28,790,863	28,790,863
Diluted	28,573,994	28,790,863	28,790,863

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Six Months Ended
	June 30, 2021	June 30, 2022
	RMB	RMB	USD
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(34,687)	151,644	22,640
Unrealized gain on available-for-sale securities, net	—	—	—

Other comprehensive (loss)/income	(34,867)	151,644	22,640

Total comprehensive income	43,978	74,717	11,154

Less: Total comprehensive income/(loss) attributable to noncontrolling interests	3,075	(7,709)	(1,151)

Total comprehensive income attributable to Cheetah Mobile shareholders	40,903	82,426	12,305

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Six Months Ended
	June 30, 2021	June 30, 2022
(a) Share-based compensation expenses	RMB	RMB	USD
Cost of revenues	620	403	60
Research and development	2,908	321	48
Selling and marketing	411	1,039	155
General and administrative	(3,176)	2,165	323

Total	763	3,928	586

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data)

	For The Six Months Ended June 30, 2022
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB	USD
Revenues	357,023	—	357,023	53,302
Cost of revenues	(123,221)	403	(122,818)	(18,336)

Gross profit	233,802	403	234,205	34,966
Research and development	(95,037)	321	(94,716)	(14,141)
Selling and marketing	(170,339)	1,039	(169,300)	(25,276)
General and administrative	(99,188)	2,165	(97,023)	(14,485)
Other operating expense	4,682	—	4,682	699

Total operating income and expenses	(359,882)	3,525	(356,357)	(53,203)
Operating loss	(126,080)	3,928	(122,152)	(18,237)
Net loss attributable to Cheetah Mobile shareholders	(72,572)	3,928	(68,644)	(10,248)
Diluted losses per ordinary share (RMB)	(0.05)	—	(0.05)
Diluted losses per ADS (RMB)	(2.59)	0.14	(2.45)
Diluted losses per ADS (USD)	(0.39)	0.02	(0.37)

	For The Six Months Ended June 30, 2021
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	410,146	—	410,146
Cost of revenues	(109,913)	620	(109,293)

Gross profit	300,233	620	300,853
Research and development	(120,535)	2,908	(117,627)
Selling and marketing	(201,561)	411	(201,150)
General and administrative	(97,128)	(3,176)	(100,304)
Other operating expense	3,646	—	3,646

Total operating income and expenses	(415,578)	143	(415,435)
Operating loss	(115,345)	763	(114,582)
Net income attributable to Cheetah Mobile shareholders	77,364	763	78,127
Diluted earnings per ordinary share (RMB)	0.05	—	0.05
Diluted earnings per ADS (RMB)	2.69	0.03	2.72

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Six Months Ended June 30, 2022
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	275,468	81,555	—	357,023	53,302
Operating loss	(18,107)	(104,045)	(3,928)	(126,080)	(18,823)
Operating margin	(6.6)%	(127.6)%	—	(35.3)%	(35.3)%

		For The Six Months Ended June 30, 2021
		Internet Business	AI and others	Unallocated*	Consolidated
		RMB	RMB	RMB	RMB
Revenue		355,758	54,388	—	410,146
Operating profit/(loss)		7,502	(122,084)	(763)	(115,345)
Operating margin		2.1%	(224.5)%	—	(28.1)%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Six Months Ended
	June 30, 2021	June 30, 2022
	RMB	RMB	USD
Net income/(loss) attributable to Cheetah Mobile shareholders	77,364	(72,572)	(10,836)
Add:
Income tax expenses	8,108	1,129	169
Interest income, net	(8,430)	(14,163)	(2,114)
Depreciation and amortization	16,863	27,892	4,164
Net income/(loss) attributable to noncontrolling interests	1,481	(4,355)	(650)
Other income, net	(193,868)	(36,119)	(5,392)
Share-based compensation	763	3,928	586

Adjusted EBITDA	(97,719)	(94,260)	(14,073)

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